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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                            THE MIDDLEBY CORPORATION

                       (Name of Subject Company (issuer))

                        THE MIDDLEBY CORPORATION, ISSUER
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   596278101
                     (CUSIP Number of Class of Securities)

                                 DAVID P. RILEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE MIDDLEBY CORPORATION
                             1400 TOASTMASTER DRIVE
                             ELGIN, ILLINOIS 60120
                                 (847) 741-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on behalf of filing persons)

                                    COPY TO:
                              NATHANIEL SACK, ESQ.
                             D'ANCONA & PFLAUM LLC
                       111 EAST WACKER DRIVE, SUITE 2800
                            CHICAGO, ILLINOIS 60601
                                 (312) 602-2000

                                OCTOBER 23, 2000

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)      AMOUNT OF FILING FEE (2)
-------------------------      ------------------------
       $10,500,000                     $2,100

------------------------

(1) Calculated solely for purposes of determining the filing fee. This amount is based upon the purchase of 1,500,000 shares of common stock at $7.00 per share.

(2) The fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                  SCHEDULE TO

    This Issuer Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by The Middleby Corporation, a Delaware corporation (the "Company"), to purchase up to 1,500,000 shares of common stock, par value $.01 per share, at a price, net to the seller in cash, of $7.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 23, 2000 (the "offer to purchase") and the related letter of transmittal, which are herein collectively referred to as the "offer." Copies of such documents are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO.

ITEM 1.   SUMMARY TERM SHEET.
          The information set forth in the offer to purchase under "Summary Term
          Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

          (a) The name of the issuer is The Middleby Corporation, a Delaware corporation. The address of its principal executive offices is 1400 Toastmaster Drive, Elgin, Illinois 60120.
                     Its telephone number is (847) 741-3300. Its URL is http://www.middleby.com.

          (b) The class of equity securities to which this Schedule TO relates is common stock, par value $0.01 per share, of the Company. The information set forth in the offer to purchase in "Introduction" is incorporated herein by reference.

          (c) The information set forth in the offer to purchase in "Introduction" and Section 7 ("Price Range of Shares") is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The Company is filing this Schedule TO. The information set forth in the offer to purchase in "Introduction," Section 9
                     ("Interests Of Directors And Executive Officers;
                     Transactions And Arrangements Concerning The Shares") and
                     Section 11 ("Certain Information About The Company") is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

          (a)(1) The information set forth in the offer to purchase in "Introduction," Section 1 ("Number Of Shares; Proration"),
                     Section 2 ("Tenders By Owners Of Fewer Than 100 Shares"),
                     Section 3 ("Procedure For Tendering Shares"), Section 4
                     ("Withdrawal Rights"), Section 5 ("Purchase Of Shares And
                     Payment Of Purchase Price"), Section 14 ("Certain United
                     States Federal Income Tax Consequences"), Section 15
                     ("Extension Of The Offer; Termination; Amendment"), and
                     Section 17 ("Miscellaneous") is incorporated herein by reference.

          (a)(2)     Not applicable.

          (b)        The information set forth in the offer to purchase in
                     Section 9 ("Interests Of Directors And Executive Officers;
                     Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

          (e)        The information set forth in the offer to purchase in
                     Section 9 ("Interests Of Directors And Executive Officers;
                     Transactions And Arrangements Concerning The Shares") is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a)-(c) The information set forth in the offer to purchase in "Introduction," Section 8 ("Background And Purpose Of The
                     Offer; Certain Effects Of The Offer"), Section 9 ("Interests
                     Of Directors And Executive Officers; Transactions And
                     Arrangements Concerning The Shares"), and Section 12
                     ("Effect Of The Offer On The Market For Shares; Registration
                     Under The Securities Exchange Act") is incorporated herein by reference.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a),(b),(d) The information set forth in the offer to purchase in
                     Section 10 ("Source And Amount Of Funds") is incorporated herein by reference.

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a),(b) The information set forth in the offer to purchase in "Introduction" and Section 9 ("Interests Of Directors And
                     Executive Officers; Transactions And Arrangements Concerning
                     The Shares") is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) The information set forth in the offer to purchase in "Introduction" and Section 16 ("Fees And Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

          (a),(b) The Company does not believe that any of its financial statements are material to a decision by the stockholders of the Company whether to tender or hold the common stock because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

ITEM 11.  ADDITIONAL INFORMATION.

          (a)        The information set forth in the offer to purchase in
                     Section 9 ("Interests Of Directors And Executive Officers;
                     Transactions And Arrangements Concerning The Shares"),
                     Section 12 ("Effect Of The Offer On The Market For Shares,
                     Registration Under The Securities Exchange Act") and
                     Section 13 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

          (b) The information set forth in the offer to purchase and the related letter of transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

          (a)(1)(A)  Offer to Purchase, dated October 23, 2000.

          (a)(1)(B)  Letter of Transmittal.

          (a)(1)(C)  Notice of Guaranteed Delivery.

          (a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Nominees.

          (a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial
                     Banks, Trust Companies and Nominees.

          (a)(1)(F)  Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

                                       2
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
          (a)(1)(G)  Letter to the Company's Stockholders from William F.
                     Whitman, Jr., Chairman of the Board and David P. Riley,
                     President and Chief Executive Officer, dated October 23,
                     2000.

          (a)(5)     Press Release issued by the Company on October 23, 2000.

          (b)(1) Multicurrency Credit Agreement dated as of March 18, 1998 among Middleby Marshall Inc., the subsidiaries of Middleby
                     Marshall, Inc., and Bank of America National Trust and
                     Savings Association, incorporated by reference to the Company's Form 8-K, Exhibit 4(b), filed on August 21, 1998

          (b)(2)     First Amendment dated as of July 4, 1998 to Multicurrency
                     Credit Agreement dated as of March 18, 1998

          (b)(3)     Second Amendment and Waiver dated as of March 31, 1999 to
                     Multicurrency Credit Agreement dated as of March 18, 1998, incorporated by reference to the Company's Form 10-K,
                     Exhibit 4(b), for the fiscal year ended January 2, 1999, filed on April 12, 1999

          (b)(4)     Third Amendment dated as of March 31, 2000 to Multicurrency
                     Credit Agreement dated as of March 18, 1998

          (b)(5)     Waiver dated as of August 7, 2000 to Multicurrency Credit
                     Agreement dated as of March 18, 1998

          (b)(6)     Fourth Amendment and Waiver dated as of October 16, 2000 to
                     Multicurrency Credit Agreement dated as of March 18, 1998

          (d)        Not applicable.

          (g)        Not applicable.

          (h)        Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

                     Not applicable.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       THE MIDDLEBY CORPORATION

                                                       By:  /s/ DAVID P. RILEY
                                                            -----------------------------------------
                                                            Name: David P. Riley
                                                            Title: President and Chief Executive
                                                            Officer

Dated: October 23, 2000

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION
---------  -----------
(a)(1)(A)  Offer to Purchase, dated October 23, 2000.

(a)(1)(B)  Letter of Transmittal.

(a)(1)(C)  Notice of Guaranteed Delivery.

(a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees.

(a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees.

(a)(1)(F)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

(a)(1)(G)  Letter to the Company's Stockholders from William F.
           Whitman, Jr., Chairman of the Board and David P. Riley,
           President and Chief Executive Officer, dated October 23,
           2000.

(a)(5)     Press Release issued by the Company on October 23, 2000.

(b)(1) Multicurrency Credit Agreement dated as of March 18, 1998 among Middleby Marshall Inc., the subsidiaries of Middleby
           Marshall, Inc., and Bank of America National Trust and
           Savings Association, incorporated by reference to the Company's Form 8-K, Exhibit 4(b), filed on August 21, 1998

(b)(2)     First Amendment dated as of July 4, 1998 to Multicurrency
           Credit Agreement dated as of March 18, 1998

(b)(3)     Second Amendment and Waiver dated as of March 31, 1999 to
           Multicurrency Credit Agreement dated as of March 18, 1998, incorporated by reference to the Company's Form 10-K,
           Exhibit 4(b), for the fiscal year ended January 2, 1999, filed on April 12, 1999

(b)(4)     Third Amendment dated as of March 31, 2000 to Multicurrency
           Credit Agreement dated as of March 18, 1998

(b)(5)     Waiver dated as of August 7, 2000 to Multicurrency Credit
           Agreement dated as of March 18, 1998

(b)(6)     Fourth Amendment and Waiver dated as of October 16, 2000 to
           Multicurrency Credit Agreement dated as of March 18, 1998

(d)        Not applicable.

(g)        Not applicable.

(h)        Not applicable.